Invesco Actively Managed Exchange-Traded Fund Trust

3500 Lacey Road, Suite 700

Downers Grove, IL 60515

March 18, 2022

Securities and Exchange Commission

Division of Investment Management

100 F Street, NE

Washington, D.C. 20549

Re:	Invesco Actively Managed Exchange-Traded Fund Trust

Pursuant to Rule 477 under the Securities Act of 1933, as amended (the “1933 Act”), Invesco Actively Managed Exchange-Traded Fund Trust (the “Trust”), on behalf of its series, the Invesco Bitcoin Strategy ETF (the “Fund”), hereby respectfully requests withdrawal of Post-Effective Amendment No. 458 to the Trust’s Registration Statement under the 1933 Act (the “1933 Act”), which was filed on Form N-1A (File Nos. 333-147622 and 811-22148) with the Securities and Exchange Commission via EDGAR (Accession No. 0001193125-21-236682) on August 5, 2021, pursuant to paragraph (a)(2) of Rule 485 under the 1933 Act to register the Fund. Additionally, the Trust is submitting this application for withdrawal of the following additional Post-Effective Amendments (the “Delaying Amendments”) to the Trust’s Registration Statement on Form N-1A, filed via EDGAR with the Commission on the filing dates indicated below. The purpose of each of the Delaying Amendments was to delay the effectiveness of Post-Effective Amendment No. 458.

Post-Effective Amendment Nos.	Filing Date
466	October 28, 2021
469	November 24, 2021
474	December 22, 2021
477	January 20, 2022
480	February 18, 2022

The Trust is making this application for withdrawal of Post-Effective Amendment No. 458 and each of the Delaying Amendments because it has determined not to proceed with the registration of the Fund. No securities have been issued or sold in connection with Post-Effective Amendment No. 458 or any of the Delaying Amendments.

If you have any questions, please contact me at (630) 684-6075.

Sincerely,

/s/ Michael Murphy
Michael Murphy
Assistant Secretary,
Invesco Actively Managed Exchange-Traded Fund Trust